C21 Investments Announces Appointment of Aron Swan as Chief Operating Officer

VANCOUVER, September 7, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced it has promoted its current Head of Nevada Operations, Aron Swan, to the newly created role of Chief Operating Officer.

C21 established the COO role to support the Company's long-term growth objectives. Aron Swan has been the long-standing Head of Operations and was responsible for the build-out and expansion of C21's Nevada operations, including managing a team of more than 100 employees, developing strong vendor relationships, and ensuring rigorous compliance standards.

CEO and President, Sonny Newman: "I have been privileged to work closely with Aron since 2006. Aron excels at innovation, has vast experience running our business in the Nevada market, and has exceptional leadership skills. He has been integral to Silver State Relief since its inception in 2015, and has been instrumental in running our business and managing our growth initiatives. Aron is the perfect choice to lead our strategic growth objectives as we pursue expansion in our market."

Aron and his team are currently completing construction of a drive-through at our Silver State Sparks dispensary, which will be among the first of its kind in Northern Nevada. The drive-through should be operational by October 2023.

Chief Operating Officer, Aron Swan: "I believe we are well-positioned to continue leading through difficult market conditions while at the same time pursuing thoughtful growth strategies. I look forward to continuing innovation efforts and improving efficiencies across our operations while meeting the challenges this industry presents."

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to: completion of  construction of the Silver State Sparks dispensary, further growth strategies and general development of the business.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties; and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.